1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2013 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES AND THE 2013 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The 2013 first class meeting of the holders of A shares of the Company and the 2013 first class meeting of the holders of H shares of the Company were held at 10:30 a.m. and 11:30 a.m., respectively, on 15 May 2013. Resolutions set out in the notice of class meeting of the holders of A shares and the notice of class meeting of the holders of H shares dated 25 March 2013 were duly passed.

The 2013 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) and the 2013 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) (collectively, the “Shareholders’ Class Meetings”) were convened by Yanzhou Coal Mining Company Limited (the “Company”) at 10:30 a.m. and 11:30 a.m., respectively, on Wednesday, 15 May 2013 in the Conference Room of the Company at Zoucheng, Shandong Province, the People’s Republic of China (the “PRC”). Resolutions set out in the notice of the A Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting both dated 25 March 2013 were duly passed. The convening of the Shareholders’ Class Meetings and all resolutions passed at the Shareholders’ Class Meetings were proceeded in compliance with the PRC Company Law, the relevant laws and regulations and the requirements of the articles of association of the Company.

I. CONVENING AND ATTENDANCE OF THE SHAREHOLDERS’ CLASS MEETINGS

(1) Convening of the Shareholders’ Class Meetings

(i) Time:	A Shareholders’ Class Meeting: 10:30 a.m. on 15 May 2013

H Shareholders’ Class Meeting: 11:30 a.m. on 15 May 2013

(ii) Venue:	Conference room of the Company, Zoucheng, Shandong Province, the PRC

(iii) Method: On site voting

(iv) Convened by: the board of directors of the Company (the “Board”)

(v) Chairman: Mr. Li Weimin, chairman of the Board

(2) Attendance of the Shareholders’ Class Meetings

1. Attendance of the A Shareholders’ Class Meeting

There were 2,960,000,000 A shares entitling the holders to attend and vote on a resolution at the A Shareholder’s Class Meeting. Four shareholders attended either in person or by proxy at the A Shareholders’ Class Meeting, representing 2,600,100,369 A shares of the Company carrying voting rights (or 87.84% of the total number of A shares of the Company carrying voting rights) which comprised of 2,600,000,000 A shares subject to trading moratorium and 100,369 A shares not subject to trading moratorium.

2. Attendance of the H Shareholders’ Class Meeting

There were 1,958,400,000 H shares entitling the holders to attend and vote on a resolution at the H Shareholder’s Class Meeting. One shareholder attended in person and by proxy at the H Shareholders’ Class Meeting, representing 511,375,747 H shares of the Company carrying voting rights (or 26.11% of the total number of H shares of the Company carrying voting rights).

3. Ten directors, four supervisors, the general manager, the chief financial officer and the secretary to the Board and other senior management attended the meeting. One director did not attend the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting due to work commitment.

II. RESOLUTIONS CONSIDERED AND PASSED

1. A Shareholders’ Class Meeting

“The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company” was considered and passed through voting by way of registered poll at the meeting.

(Voting Results: The number of shares voted for the resolution was 2,600,100,369 shares, representing 100% of the total number of A shares carrying voting rights present at the A Shareholders’ Class Meeting. The number of shares voted against the resolution was nil. The number of shares abstained was nil.)

2. H Shareholders’ Class Meeting

“The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company” was considered and passed through voting by way of registered poll at the meeting.

(Voting Results: The number of shares voted for the resolution was 510,055,747 shares, representing 99.74% of the total number of H shares carrying voting rights present at the H Shareholders’ Class Meeting . The number of shares voted against the resolution was 1,000,000 shares, representing 0.20% of the total number of H shares carrying voting rights present at the H Shareholders’ Class Meeting. The number of shares abstained from voting was 320,000 shares, representing 0.06% of the total number of H shares carrying voting rights present at the H Shareholders’ Class Meeting.)

There was no share entitling the holder to attend and abstain from voting in favour of any resolution pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”); no shareholder was required under the Listing Rules to abstain from voting.

Please refer to the circular of the Company and notices of the Shareholders’ Class Meetings, each dated 25 March 2013, for the details of resolutions. Such documents have been published on the website of The Stock Exchange of Hong Kong Limited and the website of the Company.

III. PRESENCE OF LAWYER

Pursuant to the Listing Rules, the Company’s H share registrar, Hong Kong Registrars Limited, has appointed Beijing King and Wood PRC Lawyers (“King & Wood”) as scrutineer for the purpose of vote-taking at the Shareholders’ Class Meetings.

The Company has appointed King & Wood to witness the relevant matters at the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. King & Wood accepted the appointment and authorized Tang Lizi, Gao Zhao to attend the meetings. King & Wood issued a legal opinion concluding that the procedures for convening and holding of the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the eligibilities of the shareholders in attendance either in person or by proxy and the polling procedures were in compliance with the relevant requirements of the laws, regulations, the Rules for Shareholders Meetings and the articles of association of the Company; the eligibilities of the attendees and the convener of the Shareholders’ Class Meetings were valid and effective; the procedures and results of the Shareholders’ Class Meetings were valid and effective; and the resolutions passed at the Shareholders’ Class Meetings were valid and effective.

IV. DOCUMENTS FOR FURTHER REFERENCE

1. Written resolutions of the 2013 first class meeting of the holders of A shares of the Company and the 2013 first class meeting of the holders of H shares of the Company, which were signed and confirmed by the directors, supervisors and the scrutineer attending the meetings and the meeting recorder; and

2. Legal opinion in relation to the 2013 first class meeting of the holders of A shares of the Company and the 2013 first class meeting of the holders of H shares of the Company which was issued by King & Wood.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

15 May 2013

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC